UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

 (Amendment No.____)*

DIANA CONTAINERSHIPS INC.
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
Y2069P101
(CUSIP Number)

James Gilmore 12 West Capital Management LP 90 Park Avenue, 41st Floor New York, New York 10016 646.216.7044	with a copy to: Peter D. Greene, Esq. Lowenstein Sandler LLP 1251 Avenue of the Americas, 17th Floor New York, New York 10020 646.414.6908
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 29, 2014
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. Y2069P101
1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only):
12 West Capital Management LP

2. Check the Appropriate Box if a Member of a Group		(a) [ ]
		(b) [ ]

3. SEC Use Only
4. Source of Funds (See Instructions):
AF
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):
Not Applicable
6. Citizenship or Place of Organization:
Delaware, United States

Number of	7. Sole Voting Power:	16,436,255**
Shares Beneficially	8. Shared Voting Power:	0
Owned by
Each Reporting	9. Sole Dispositive Power:	16,436,255**
Person With	10. Shared Dispositive Power:	0

11. Aggregate Amount Beneficially Owned by Each Reporting Person:
16,436,255**
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):
Not Applicable
13. Percent of Class Represented by Amount in Row (11):
22.4%**
14. Type of Reporting Person (See Instructions):
IA

** 12 West Capital Management LP (the “Reporting Person”) serves as the investment manager to 12 West Capital Fund LP, a Delaware limited partnership (“12 West Onshore Fund”), and 12 West Capital Offshore Fund LP, a Cayman Islands exempted limited partnership (“12 West Offshore Fund”, and together with 12 West Onshore Fund, the “Funds”), and possesses the sole power to vote and the sole power to direct the disposition of all securities of Diana Containerships Inc. (the “Issuer”) held by the Funds. The general partner of the Reporting Person is 12 West Capital Management, LLC, a Delaware limited liability company (the “General Partner”). Joel Ramin, as the sole member of the General Partner, possesses the voting and dispositive power with respect to all securities beneficially owned by the Reporting Person.

As of the date of filing of this Schedule 13D (the “Filing Date”), 12 West Onshore Fund holds 10,885,731 shares of common stock of the Issuer, par value $0.01 per share (the “Shares”), and 12 West Offshore Fund holds 5,550,524 Shares.

Based on information disclosed by the Issuer, including in the Issuer’s Registration Statement on Form F-3, filed with the Securities and Exchange Commission on July 30, 2014, there were 73,158,991 Shares deemed issued and outstanding as of the Filing Date. As a result of the foregoing, for purposes of Reg. Section 240.13d-3, the Reporting Person is deemed to beneficially own 16,436,255 Shares, or 22.4% of the Shares deemed issued and outstanding as of the Filing Date.

Item 1. Security and Issuer.

The class of equity securities to which this Schedule 13D relates is the common stock, $0.01 par value per share (the “Shares”), of Diana Containerships Inc., a Marshall Islands corporation (the “Issuer”). The principal executive offices of the Issuer are located at Pendelis 18, 175 64 Palaio Faliro, Athens, Greece.

Item 2. Identity and Background.

This statement on Schedule 13D is being filed by 12 West Capital Management LP, a Delaware limited partnership (the “Reporting Person”), with respect to 16,436,255 Shares of which the Reporting Person has sole dispositive and voting power by reason of serving as the investment manager to: (i) 12 West Capital Fund LP, a Delaware limited partnership (“12 West Onshore Fund”); and (ii) 12 West Capital Offshore Fund LP, a Cayman Islands exempted limited partnership (“12 West Offshore Fund”, and together with 12 West Onshore Fund, the “Funds”). The general partner of the Reporting Person is 12 West Capital Management, LLC, a Delaware limited liability company (the “General Partner”). Joel Ramin, as the sole member of the General Partner, possesses the voting and dispositive power with respect to all securities beneficially owned by the Reporting Person. Such managerial activity constitutes the principal occupation of Mr. Ramin. Mr. Ramin is a citizen of the United States of America.

The principal business address for the Reporting Person, the General Partner and Mr. Ramin is 90 Park Avenue, 41st Floor, New York, New York 10016. The Reporting Person, on behalf of certain funds and accounts that it manages, is principally engaged in the investment in property of all kinds, including, without limitation, securities of whatever kind and nature. The principal business of the General Partner and Mr. Ramin is to operate the Reporting Person and its affiliated entities.

To the best of the Reporting Person’s knowledge, none of the Reporting Person, the General Partner nor Mr. Ramin has, during the last five (5) years, been: (i) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors); or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

The 16,436,255 Shares reported in this Schedule 13D were purchased by the Funds with cash from the assets of the Funds for an aggregate amount of $41,292,309.91.

Item 4. Purpose of Transaction.

The ownership of the securities set forth in this Schedule 13D is for investment purposes only. At present, other than as described in this Schedule 13D, none of the persons identified in Item 2 of this Schedule 13D have any plans or proposals which relate to, or would result in, any of the items for which disclosure is required pursuant to Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

Based on information disclosed by the Issuer, including in the Issuer’s Registration Statement on Form F-3, filed with the Securities and Exchange Commission on July 30, 2014, there were 73,158,991 Shares deemed issued and outstanding as of the filing date of this Schedule 13D (the “Filing Date”). As of the Filing Date, 12 West Onshore Fund holds 10,885,731 Shares, and 12 West Offshore Fund holds 5,550,524 Shares. The Reporting Person, in its capacity as the investment manager of each of the Funds, has the sole power to vote and the sole power to direct the disposition of all securities of the Issuer held by the Funds. Accordingly, as of the Filing Date, for purposes of Reg. Section 240.13d-3, the Reporting Person may be deemed to beneficially own 16,436,255 Shares, or 22.4% of the Shares deemed issued and outstanding as of the Filing Date. This report shall not be deemed an admission that the Reporting Person, each Fund or any other person is the beneficial owner of the securities reported herein for purposes of Section 13 of the Securities Act of 1933, as amended (the “Securities Act”) or for any other purpose.

The following table details the transactions by the Reporting Person, on behalf of the Funds, in Shares during the period commencing sixty (60) days prior to July 29, 2014 (the “Effective Date”), and from the Effective Date through the Filing Date:

Date	Price per Share	Type of Transaction	Number of Shares
6/19/14	$2.4824	Open Market Purchase	20,040
6/19/14	$2.5157	Open Market Purchase	11,500
6/19/14	$2.5200	Open Market Purchase	5,147
6/19/14	$2.4700	Open Market Purchase	3,800
6/20/14	$2.5587	Open Market Purchase	10,401
6/20/14	$2.4973	Open Market Purchase	14,623
6/20/14	$2.5070	Open Market Purchase	25,000
6/20/14	$2.5200	Open Market Purchase	152,500
6/23/14	$2.5706	Open Market Purchase	100,000
6/24/14	$2.5746	Open Market Purchase	22,800
6/24/14	$2.6500	Open Market Purchase	134,189
7/29/14	$2.5100	Private Placement Purchase	15,936,255

Except as set forth in this Schedule 13D, none of the persons identified in Item 2 of this Schedule 13D has engaged in any transaction in Shares, or securities convertible for Shares, during the period commencing sixty (60) days prior to the Effective Date, and from the Effective Date through the Filing Date.

Other than the persons identified in Item 2 of this Schedule 13D, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Issuer referred to in this Item 5.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Pursuant to the terms of a Securities Purchase Agreement, dated July 28, 2014, by and among the Issuer, the Funds, Diana Shipping Inc., Taracan Investments S.A., 4 Sweet Dreams S.A., Andreas Michalopoulos and Ioannis Zafirakis (the “Securities Purchase Agreement”), Diana Shipping Inc. and the Funds have granted each other a right of first offer in connection with any proposed privately negotiated block sale of Shares issued thereunder constituting ten percent (10%) or more of the outstanding Shares (other than sales of Shares to the Issuer, sales pursuant to an effective registration statement or Rule 144 under the Securities Act and certain other permitted transfers). The persons identified in Item 2 of this Schedule 13D disclaim any beneficial ownership of any Shares or other securities held by Diana Shipping Inc. or any other party to the Securities Purchase Agreement.

Under the Securities Purchase Agreement, the Funds also agreed with the Issuer that, for so long as they collectively own Shares issued thereunder constituting ten percent (10%) or more of the outstanding Shares, they will not, without the consent of the Issuer: (i) acquire beneficial ownership of additional Shares in excess of the amount of Shares owned by them as of and after giving effect to the closing under the Securities Purchase Agreement (provided, however, that if the Funds collectively own less than 22.4% of the outstanding Shares solely as a result of any stock split, stock combination, dividend or other distribution, rights offering, reorganization, recapitalization, or similar transaction, or any issuance of securities of the Issuer subsequent to the closing under the Securities Purchase Agreement, the Funds may acquire additional Shares such that they collectively own up to an amount equal to 22.4% of the Shares at the time of such acquisition); (ii) make or otherwise participate in any “solicitation” of “proxies” to vote Shares; (iii) form, join or in any way participate in a “group” in order to accomplish any of the foregoing; or (iv) knowingly advise, assist or encourage any other person in connection with the foregoing, subject to certain exceptions. The Securities Purchase Agreement also sets forth that, for so long as the Funds own in the aggregate Shares issued thereunder constituting ten percent (10%) or more of the outstanding Shares, they will not nominate any candidate as a potential director to the Issuer’s board of directors other than any nominations supported by the Issuer’s board of directors.

Additionally, pursuant to the Securities Purchase Agreement, the Funds have been granted one observer seat at each meeting of the Issuer’s board of directors and audit committee, along with certain information rights. The Securities Purchase Agreement also grants the Funds and the other purchasers thereunder certain rights of first refusal over subsequent equity offerings by the Issuer.

The Funds have been granted customary registration rights pursuant to a Registration Rights Agreement among the Issuer, the Funds, Diana Shipping Inc., Taracan Investments S.A., 4 Sweet Dreams S.A., Andreas Michalopoulos and Ioannis Zafirakis entered into in connection with the Securities Purchase Agreement.

The descriptions of the transactions and agreements set forth in this Item 6 and in this Schedule 13D are qualified in their entirety by reference to the complete agreements governing such matters, each of which are incorporated by reference to this Schedule 13D as exhibits pursuant to Item 7 hereof.

Except as otherwise set forth in this Schedule 13D, there are no contracts, arrangements, understandings or similar relationships existing with respect to the securities of the Company between the persons identified in Item 2 of this Schedule 13D and any other person or entity.

Item 7. Material to Be Filed as Exhibits.

Exhibit	Exhibit Description

1.	Securities Purchase Agreement, dated July 28, 2014, by and among the Issuer, the Funds, Diana Shipping Inc., Taracan Investments S.A., 4 Sweet Dreams S.A., Andreas Michalopoulos and Ioannis Zafirakis, incorporated by reference to Exhibit 99.1 to the Issuer’s Current Report on Form 6-K filed by the Issuer on July 30, 2014.

2.	Registration Rights Agreement, dated July 28, 2014, by and among the Issuer, the Funds, Diana Shipping Inc., Taracan Investments S.A., 4 Sweet Dreams S.A., Andreas Michalopoulos and Ioannis Zafirakis, incorporated by reference to Exhibit 99.2 to the Issuer’s Current Report on Form 6-K filed by the Issuer on July 30, 2014.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 8, 2014

12 WEST CAPITAL MANAGEMENT LP

By:	12 WEST CAPITAL MANAGEMENT, LLC,
its General Partner

	By:	/s/ Joel Ramin
Joel Ramin
its Sole Member

Attention: Intentional misstatements or omissions of fact constitute
Federal criminal violations (See 18 U.S.C. 1001)